FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
[redacted]丹利街十六號騏利大廈九樓
[redacted]: 2827 4836 • E-mail: fw@fairwind.com.hk

03037989

Our Ref.: S/7911/94 LTO/kk

2 5 NOV 2003

03 DEC -5 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 21st November, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 12/8

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with Limited Liability)

Financial and Operational Review
2003 Third Quarter

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency and pursuant to the disclosure requirement under paragraph 2(2) of the Listing Agreement entered into between the Company and the Stock Exchange. The Company currently intends to continue to publish the quarterly financial and operational review in the future.

The financial and operational review for the 2003 third quarter was not audited and was prepared in accordance with accounting principles generally accepted in Hong Kong.

The directors of the Company are pleased to present the following unaudited financial and operational information for the third quarter and nine months ended 30 September 2003.

FINANCIAL HIGHLIGHTS

	Three months ended 30 September 2003 (Unaudited) HK$'000	Three months ended 30 September 2002 (unaudited and restated)[1] HK$'000	Nine months ended 30 September 2003 (Unaudited) HK$'000	Nine months ended 30 September 2002 (unaudited and restated)[1] HK$'000
Turnover	**8,857,780**	7,788,794	**25,047,943**	20,722,017
Profit before taxation	**599,745**	589,302	**1,494,249**	1,557,185
Net profit attributable to shareholders	**372,017**	360,949	**1,121,750**	1,086,411
Basic earnings per share	**N/A**	N/A	**HK$0.54**	HK$0.53

	At 30 September 2003 (Unaudited) HK$'000	At 31 December 2002 (Restated)[1] HK$'000
Shareholders' funds	**13,067,626**	12,945,721
Minority interests	**3,478,888**	3,290,057
Consolidated net borrowings	**1,692,682**	1,482,909

ANALYSIS OF TURNOVER AND PROFIT

	Three months ended 30 September 2003 (Unaudited) HK$'000	Three months ended 30 September 2002 (Unaudited and restated)[1] HK$'000	Nine months ended 30 September 2003 (Unaudited) HK$'000	Nine months ended 30 September 2002 (Unaudited and restated)[1] HK$'000
Turnover by segment				
Petroleum and Chemical Distribution	**2,962,119**	2,637,196	**8,940,547**	7,195,192
Retail	**2,276,434**	1,724,519	**6,580,028**	4,450,370
Food Processing and Distribution	**1,235,281**	1,179,691	**3,592,670**	3,568,318
Beverage	**1,375,906**	1,302,075	**3,284,538**	3,147,677
Textiles	**960,243**	786,202	**2,370,764**	1,785,719
Property[2]	**62,535**	77,779	**205,162**	292,469
Investments and Others	**12,193**	123,067	**180,070**	395,713
Subtotal	**8,884,711**	7,830,529	**25,153,779**	20,835,458
Elimination of inter-segment transactions	**(26,931)**	(41,735)	**(105,836)**	(113,441)
Total	**8,857,780**	7,788,794	**25,047,943**	20,722,017
Net profit/(loss) attributable to shareholders by segment				
Petroleum and Chemical Distribution	**61,146**	56,891	**346,653**	238,909
Retail	**(22,677)**	13,568	**(111,495)**	75,062
Food Processing and Distribution	**98,879**	85,772	**274,340**	258,046
Beverage	**69,635**	61,483	**94,888**	99,967
Textiles	**45,616**	54,751	**127,890**	101,918
Property[2]	**29,787**	13,843	**195,718**	110,914

Shareholders' funds	**13,067,626**	12,945,721
Minority interests	**3,478,888**	3,290,057
Consolidated net borrowings	**1,692,682**	1,482,909
Gearing	**10.23%**	9.13%
Current ratio	**1.29**	1.29
Net assets per share:		
Book value	**HK$6.27**	HK$6.22

Retail	[illegible]	[illegible]	[illegible]	[illegible]
Food Processing and Distribution	**98,879**	85,772	**274,340**	258,046
Beverage	**69,635**	61,483	**94,888**	99,967
Textiles	**45,616**	54,751	**127,890**	101,918
Property[2]	**29,787**	13,843	**195,718**	110,914
Investments and Others	**115,124**	106,944	**282,705**	297,720
Subtotal	**397,510**	393,252	**1,210,699**	1,182,536
Net corporate interest and expenses	**(25,493)**	(32,303)	**(88,949)**	(96,125)
Total	**372,017**	360,949	**1,121,750**	1,086,411

Notes:

1. The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy for deferred taxation.
2. The change in use of certain properties from fixed assets for own use to investment properties resulted in a decrease in deferred tax liabilities.

REVIEW OF OPERATIONS

The Group's unaudited consolidated turnover for the third quarter and nine months ended 30 September 2003 was HK$8,857.8 million and HK$25,047.9 million respectively, an increase of 13.7% and 20.9% over last year. The Group's unaudited consolidated profit attributable to shareholders for the third quarter and nine months ended 30 September 2003 was HK$372.0 million and HK$1,121.7 million respectively, an increase of 3.1% and 3.3% over last year.

With a pick up in the local economy, a growing mainland market and our improvement in operational efficiency, the Group has gradually weathered through the disruption caused by the outbreak of severe acute respiratory syndrome ("SARS") and the US/Iraq war in the first half of 2003. During the third quarter of 2003, the Group prudently implemented measures to strengthen its revenue sources and control operational and raw material costs. As a result, most of the Group's operations, particularly the retail operation, reported encouraging improvement in performance in the third quarter of 2003.

Petroleum and Chemical Distribution

Turnover for the third quarter and nine months ended 30 September 2003 was HK$2,962.1 million and HK$8,940.5 million respectively, an increase of 12.3% and 24.3% over last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$61.1 million and HK$346.7 million respectively, an increase of 7.5% and 45.1% over last year. The increase in net profit for the nine months ended 30 September 2003 was mainly attributable to the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport and partly offset by a decline in profit contribution from the filling station operation in Hong Kong.

For the nine months ended 30 September 2003, owing to the US/Iraq war and the uncertainty over oil supply by OPEC, world oil prices were extremely volatile. The slowdown in demand for diesel oil and keen competition of fuel oil in the Chinese Mainland market reduced overall gross profit margin of refined oil and fuel oil distribution by 1.1 percentage point as compared to last year. The impact on gross profit, however, was mitigated by a marked increase in profit contribution from the aviation fuel business. The Group has secured supply contracts from more airlines and demand for aviation fuel returned to normal level in the third quarter of 2003 leading to a 13.3% sales volume growth of aviation fuel for the first nine months of this year.

For the nine months ended 30 September 2003, petrochemical distribution reported stable growth in turnover and net profit. Petrol and LPG stations in Hong Kong reported an increase of 3.2% in sales volume for the first nine months of 2003, of which LPG sales volume grew by 10.4%. High LPG cost and mismatch in the price-fixing mechanism, especially in the first quarter of 2003, caused earning contribution to fall by HK$17.9 million. There was an improvement in profitability in the third quarter following the increase in LPG price in August.

To tap the growing demand for piped gas in the Chinese Mainland, the Group invested in a 70% interest of a joint venture with the local government of Suzhou municipality in August 2003 to distribute and supply piped gas in Suzhou New District.

The Group anticipates that world crude oil prices will stabilise at relatively high level in the remainder of 2003. The Group will continue to take prudent measures to mitigate the possible impact of volatile oil price to the business performance.

Retail

The retailing operation achieved a marked improvement in the post-SARS third quarter of 2003. Turnover for the third quarter and nine months ended 30 September 2003 was HK$2,276.4 million and HK$6,580.0 million respectively, an increase of 32.0% and 47.9% over last year. Net loss before corporate interest and expenses for the third quarter was HK$22.6 million, as compared to net loss of HK$80.7 million for the second quarter of 2003 and net profit of HK$13.6 million for the same period of last year. The operation reported net loss before corporate interest and expenses for the nine months ended 30 September 2003 of HK$111.5 million, as compared to net profit of HK$75.1 million of last year.

Supermarket

Turnover for the third quarter and nine months ended 30 September 2003 was HK$1,825.5 million and HK$5,216.2 million, an increase of 41.8% and 71.5% over last year. Net loss before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$20.7 million and HK$86.8 million respectively, as compared to net profit of HK$10.8 million and HK$58.4 million of last year. The net loss for the third quarter reduced substantially by 62.5% as compared with the second quarter of this year.

The significant increase in turnover for the nine months ended 30 September 2003 was mainly attributable to the acquisition [illegible] Vanguard Co., Ltd. in July 2002 and the subsequent increase in the number of stores.

Despite the negative impact of SARS on the restaurant and catering industry in Hong Kong, huge efforts have been taken to actively promote high quality fresh meat under "Ng Fung" brand name. As a result, turnover of livestock distribution grew steadily by 2.3% for the nine months ended 30 September 2003.

Operating profit of marine fishing and aquatic products processing operation increased by 128.9% in the first nine months of this year. Efforts have been made to explore more high quality fishing grounds and to enhance fishing fleet capability, which resulted in a 22% total catches growth and enrichment in catches assortment.

The ice-cream business under the food production and processing operation also maintained its strong growth with turnover and operating profit increasing by 19.1% and 23.8% respectively over last year.

The Group has already started its expansion into the Chinese Mainland meat market and the construction of the modern meat processing centre in Shanghai is progressing as planned.

Beverage

Turnover for the third quarter and nine months ended 30 September 2003 was HK$1,375.9 million and HK$3,284.5 million respectively, an increase of 5.7% and 4.3% over last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$69.6 million and HK$94.9 million respectively, an increase of 13.3% and a decrease of 5.1% as compared to last year.

For the nine months ended 30 September 2003, cumulative sales volume of beer totalled 2,122,648 kilolitres, an increase of 7.4% over last year. The national brand, "SNOW 雪花", rose by 49.0% over last year to 538,504 kilolitres. Sales volume of purified water for the nine months ended 30 September 2003 amounted to 291,075 kilolitres, up by 34.8% over last year.

The steady increase in turnover and net profit in the third quarter of 2003 were due to both acquisition and organic growth, coupled with a steady gross profit margin from stringent control over the raw material costs for beer and an improvement in the performance of the purified water operation. Sales volume of beer for the quarter increased by 5.6% as compared to last year.

The Group is the second largest brewer in the Chinese Mainland, both in terms of sales volume and production capacity. At end of September 2003, the Group operated a total of 29 breweries with a combined annual production capacity of approximately 4.1 million kilolitres.

Apart from acquisitions, the Group will continue to emphasise brand development and new market penetration to raise its market share in the Chinese Mainland.

Textile

Turnover for the third quarter and nine months ended 30 September 2003 was HK$960.2 million and HK$2,370.8 million respectively, an increase of 22.1% and 32.8% over last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$45.6 million and HK$127.9 million respectively, a decrease of 16.7% and an increase of 25.5% as compared to last year.

Despite the sharp rise in cotton price and cost for garment quota in the nine months ended 30 September 2003, strong performance was still registered during the period primarily attributable to effective cost control measures, as well as the initial contribution from the newly acquired textile plants.

The Group is making satisfactory progress with its technology upgrade programme. The installation of advance models machines is close to completion and initial testing will soon start off. The Group anticipates the price movement of cotton and garment quota to widen with a possible impact on its business performance and will continue to take prudent measures to mitigate its effects.

Property

Turnover for the third quarter and nine months ended 30 September 2003 was HK$62.5 million and HK$205.2 million respectively, a decrease of 19.6% and 29.9% from last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$29.8 million and HK$195.7 million respectively, an increase of 115.2% and 76.5% over last year.

million for the same period of last year. The operation reported net loss before corporate interest and expenses for the nine months ended 30 September 2003 of HK$111.5 million, as compared to net profit of HK$75.1 million of last year.

Supermarket

Turnover for the third quarter and nine months ended 30 September 2003 was HK$1,825.5 million and HK$5,216.2 million, an increase of 41.8% and 71.5% over last year. Net loss before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$20.7 million and HK$86.8 million respectively, as compared to net profit of HK$10.8 million and HK$58.4 million of last year. The net loss for the third quarter reduced substantially by 62.5% as compared with the second quarter of this year.

The significant increase in turnover for the nine months ended 30 September 2003 was mainly attributable to the acquisition of 華潤萬家有限公司 China Resources Vanguard Co., Ltd. in July 2002 and the subsequent increase in the number of stores.

The operation reported a positive earnings before interest, taxation, depreciation and amortisation ("EBITDA") of HK$27.7 million for the third quarter of 2003, as compared to a loss of HK$40.5 million for the second quarter of 2003. The cost saving programme initiated by the new management team to reduce staff costs and rentals has produced favourable results and there was a considerable increase in promotion income and volume discount following the introduction of new supplier rebate system. Hypermarket sales also recovered after the containment of SARS.

To improve our operational efficiency, whilst a number of stores were opened, a number of non-performing stores were closed during the third quarter of 2003. At end of September 2003, there were a total of 406 self-operated stores in Hong Kong and the Chinese Mainland and 60 stores in the Chinese Mainland under the franchise arrangement.

In October 2003, the Group further acquired an additional 10% equity interest in 蘇果超市有限公司 Suguo Supermarket Co., Ltd. bringing its total shareholding to 49.25%.

The Group has committed more resources to ensure sufficient logistics support. The distribution center at Pinghu, Shenzhen, commenced its operation in the end of September 2003 and the Group also acquired an established logistics business from its controlling shareholder in July 2003. Coupled with the re-branding program and continuous efforts to revamp the store formats, these would strengthen our long-term competence in the business.

Brand-fashion distribution

Turnover for the third quarter and nine months ended 30 September 2003 was HK$256.1 million and HK$702.9 million respectively, an increase of 10.8% and 11.5% over last year. Net loss before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$3.3 million and HK$19.8 million respectively, as compared to net profit of HK$9.7 million and HK$16.2 million of last year.

Turnover was mainly driven by store expansion for the nine months ended 30 September 2003. The notable turnover growth and reduction in net loss in the third quarter of 2003 compared to the previous six months was mainly owing to the rebound of high fashion retail sales in the major cities in the Chinese Mainland from the recovery of SARS. The operation reported a EBITDA of HK$25.7 million for the third quarter of 2003, as compared to HK$22.3 million for the second quarter of 2003.

At end of September 2003, the Group distributed 18 international brands through 221 self-operated and 495 franchised boutiques at designated cities in the Chinese Mainland. The Group will continue to strengthen its distribution network and take prudent measures to improve individual brand profitability. Distribution of certain brands with low profitability will cease by end of 2003.

Hong Kong Retail

Turnover for the third quarter and nine months ended 30 September 2003 was HK$194.8 million and HK$660.8 million respectively, a decrease of 5.3% and 15.2% from last year. The operation reported a net profit before corporate interest and expenses of HK$1.4 million for the third quarter (2002: net loss of HK$6.9 million) and net loss before corporate interest and expenses of HK$4.9 million for the nine months ended 30 September 2003 (2002: net profit of HK$0.5 million).

The loss for the nine months ended 30 September 2003 was attributable to the sluggish economy, outbreak of SARS in March 2003 and the closure of two CRC Department stores 華潤百貨 in 2002. The result, however, improved for the third quarter of 2003 as compared to the second quarter of 2003 and the same period of last year. This was attributable to the accomplishment of cost cutting measures on marketing and staffing expenses. In particular, the performance of Chinese Arts & Crafts Stores 中藝 steadily returned to normal following the recovery from SARS while CR Care Stores 華潤堂 continued to report steady turnover growth.

The Group intends to gradually convert the traditional department stores into specialised stores. The CRC Department Store 華潤百貨 at Mongkok was closed in April 2003 but there was a net increase of nine CR Care Stores 華潤堂 for the first nine months of this year. At end of September 2003, the Group operated 2 CRC Department Stores 華潤百貨, 5 Chinese Arts & Crafts Stores 中藝 and 26 CR Care Stores 華潤堂.

To cope with the changing market needs, the Group will continue to strengthen its niche in the local retailing market and optimise the product variety to capture the favourable opportunities from the pick up in tourism.

Food Processing and Distribution

Turnover for the third quarter and nine months ended 30 September 2003 was HK$1,235.3 million and HK$3,592.7 million respectively, an increase of 4.7% and 0.7% over last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$98.9 million and HK$274.3 million respectively, an increase of 15.3% and 6.3% over last year.

The Group is making satisfactory progress with its technology upgrade programme. [illegible] machines is close to completion and initial testing will soon start off. The Group anticipates the price movement of cotton and garment quota to widen with a possible impact on its business performance and will continue to take prudent measures to mitigate its effects.

Property

Turnover for the third quarter and nine months ended 30 September 2003 was HK$62.5 million and HK$205.2 million respectively, a decrease of 19.6% and 29.9% from last year. Net profit before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$29.8 million and HK$195.7 million respectively, an increase of 115.2% and 76.5% over last year.

Property development

The Group's Hong Kong property development segment, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover of HK$14.6 million (2002: HK$68.5 million) and a net profit before corporate interest and expenses of HK$23.7 million (2002: HK$10.9 million) for the first nine months of 2003. The project has been completed with all residential units substantially sold in prior years. At end of September 2003, 286 car parks were left unsold, of which over 85% unsold car parks were leased out.

Rental Properties

For the first nine months of 2003, the Group's rental properties segment, which comprises office, retail and industrial premises, reported a turnover and a net profit before corporate interest and expenses of HK$190.6 million and HK$172.0 million respectively, a decrease of 14.9% and an increase of 72.0% as compared to last year.

Average occupancy rate of retail premises for the third quarter and nine months ended 30 September 2003 maintained at high level. Renovation work for the Group's retail space at Argyle Centre was substantially completed by end of August 2003. The refurbished property was renamed as "旺角新の城" with approximately 99% successfully leased so far. The rental shortfall from Argyle Centre during renovation period and certain rental concession granted to some SARS-affected tenants in other properties reduced turnover and net profit for the period under review. The change in use of the property at Argyle Centre from fixed assets for own use to investment property resulted in an increase in deferred tax credit. Excluding a revaluation deficit recorded last year and a deferred tax credit recognised in the second quarter this year, net profit for the nine months ended 30 September 2003 declined by 20.0%.

Investments and Others

Turnover in the third quarter and for nine months ended 30 September 2003 was HK$12.2 million (2002: HK$123.1 million) and HK$180.1 million (2002: HK$395.7 million) respectively. Net profit before corporate interest and expenses for the third quarter and nine months ended 30 September 2003 was HK$115.1 million (2002: HK$106.9 million) and HK$282.7 million (2002: HK$297.7 million) respectively.

Container Terminal

HIT Investments Limited, in which the Group has 10% interest, reported satisfactory results in throughput and earnings.

CAPITAL AND FUNDING

As at 30 September 2003, the Group's borrowings were HK$5,382 million with HK$1,856 million payable within one year. Committed borrowing facilities available to the Group, but not drawn as at 30 September 2003, amounted to HK$1,900 million. All borrowings are subject to floating rates except for the US$230 million convertible guaranteed bonds, which are subject to fixed finance cost.

With the consolidated cash and cash equivalent of HK$3,689 million, the Group's net borrowings amounted to HK$1,693 million as at 30 September 2003. Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interest, the Group's net gearing ratio remained low at approximately 10.2%. Given the strong financial position, the Group is well equipped to finance its operations and to cope with its investment plans in both the Chinese Mainland and Hong Kong.

Based on the Group's consolidated net assets value, substantial net assets are denominated in Hong Kong dollar and Renminbi, offset by net liabilities denominated in US dollar. In order to limit exposure to adverse fluctuations in foreign currency exchange rates, the Group has entered into certain forward contracts to hedge for part of its US dollar liabilities.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data is based on the Company's internal records and management accounts. The above financial data for the third quarter and nine months ended 30 September 2003 have not been reviewed or audited by the auditors. Shareholders and potential investors of the Company should exercise caution when dealing in shares of the Company.

By Order of the Board
Song Lin
Deputy Chairman and Managing Director

Hong Kong, 21 November 2003

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

25 NOV 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 21st November, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.
c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

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